SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                         St. Mary Land & Exploration Co.
              -----------------------------------------------------
                                (Name of Issuer)


                             Common Stock - Equity
             -----------------------------------------------------
                         (Title of Class of Securities)

                                    792228108
             -----------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               |X| Rule 13d-1 (b)
                               |_| Rule 13d-1 (c)
                               |_| Rule 13d-1 (d)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 792228108                    13G                    Page 1 of 5 Pages


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       The Guardian Life Insurance Company of America
          13-2656036

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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]

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   3   SEC USE ONLY



--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION

       7 Hanover Square
       New York, New York  10004

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   NUMBER OF      5    SOLE VOTING POWER
     SHARES            -0-
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH             -0-
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH             -0-
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                       -0-

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       -0-

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       -0-

--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       IC

--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 2 of 5 Pages


Item 1.     (a)   St. Mary Land & Exploration Co.

            (b)   1776 Lincoln St., Ste. 1100, Denver, CO 80203

Item 2.     (a)   Incorporated by reference to Item 1 of the second parts
                  of the cover page (Pages 1-8 of this Schedule 13G).

            (b)   7 Hanover Square, New York, New York 10004


            (c)   New York, U.S.A.


            (d)   Common Stock Class A


            (e)   CUSIP 792228108

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is:

            (a)   [ ] Broker or Dealer registered under Section 15 of the Act

            (b)   [ ] Bank as defined in section 3(a)(6) of the Act

            (c)   [ ] Insurance Company as defined in section 3(a)(19) of the
                      Act

            (d)   [ ] Investment Company registered under section 8 of the
                      Investment Company Act

            (e)   [ ] Investment Adviser registered under section 203 of the
                      Investment Advisers Act of 1940

            (f)   [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Reg.
                      240.13d-1(b)(1)(ii)(F)

            (g)   [ ] Parent Holding Company, in accordance with Reg.
                      240.13d-1(b)(1)(ii)(G) (Note: See item 7)

            (h)   [X] Group, in accordance with Reg. 240.13d-1(b)(1)(ii)(H)

                                                               Page 3 of 5 Pages


Item 4.     Ownership.

            (a)    -0-

            (b)    -0-

            (c)    -0-

Item 5.     Ownership of Five Percent or Less of a Class.

            As 12/31/99 0% was owned.

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.

            Not applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable

Item 8.     Identification and Classification of Members of the Group.

a. The Guardian Life Insurance Company of America ("Guardian Life"), an insurance company as defined in Section 3(a)(19) of the Act. IC.

                                                               Page 4 of 5 Pages


Item 9.     Notice of Dissolution of Group.

            Not applicable

Item 10.    Certification.

     By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                      (This space intentionally left blank)

                                                               Page 5 of 5 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we each certify that the information set forth in this statement is true, complete and correct.

     Each of the undersigned hereby agrees that the forgoing Schedule 13G is to be filed on its behalf by The Guardian Life Insurance Company of America.

Date: February 11, 2000


The Guardian Life Insurance Company of America


By:  /s/ Edward K. Kane
   ---------------------------------------------
     Edward K. Kane, Executive Vice President